FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2005

Commission File Number: 1-31452

KONAMI CORPORATION

(Translation of registrant’s name into English)

Marunouchi Building

4-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-6330

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒         Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐         No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished in this form:

Following press releases are announced by the subsidiaries of Konami Corporation.

1.	Press release, revised forecasts of Japanese GAAP Earnings of Konami Computer Entertainment Tokyo, Inc. for the year ending 31 March 2005, which are filed with the Tokyo Stock Exchange on March 18, 2005.

2.	Press release, revised forecasts of Japanese GAAP Earnings of Konami Computer Entertainment Japan, Inc. for the year ending 31 March 2005, which are filed with the Tokyo Stock Exchange on March 18, 2005.

3.	Press release, revised forecasts of Japanese GAAP Earnings of Konami Computer Entertainment Studio, Inc. for the year ending 31 March 2005, which are filed with the Tokyo Stock Exchange on March 18, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 18, 2005

KONAMI CORPORATION

By:	/s/ Noriaki Yamaguchi
Name: Noriaki Yamaguchi
Title: Executive Vice President and CFO

FOR IMMEDIATE RELEASE

March 18, 2005

KONAMI CORPORATION

2-4-1 Marunouchi Chiyoda-ku Tokyo, Japan

Kagemasa Kozuki

Chairman of the Board and CEO

Ticker 9766 at TSE1

Contact: Noriaki Yamaguchi

Executive Vice President and CFO

Tel: +81-3-5220-0573

Revised Forecasts of Japanese GAAP Earnings

for the Year Ending March 31, 2005

(Konami Computer Entertainment Tokyo, Inc.)

Konami Corporation hereby announces that its subsidiary, Konami Computer Entertainment Tokyo, Inc. (the “Company”) revised its Japanese GAAP earnings forecasts for the fiscal year ending March 31, 2005 (“fiscal 2005”), which were originally released in its Summary of Unconsolidated Results for the Six Months Ended September 30, 2004 on November 9, 2004.

1. Revised earnings forecasts for fiscal 2005 (from April 1, 2004 to March 31, 2005)

	(Millions of yen)

	Net Revenues	Ordinary Income	Net Income
Previous forecasts (A)	12,800	3,800	2,200
Revised forecasts (B)	15,500	5,800	3,400
Change (B)-(A)	2,700	2,000	1,200
Change (Percentage)	21.1%	52.6%	54.5%
(Reference) Financial results for the year ended March 31, 2004	12,917	4,569	2,623

2. Reasons for the revision

During fiscal 2005, order of WORLD SOCCER WINNING ELEVEN 8 LIVEWARE EVOLUTION which will be released on March 24, 2005 has been at a high level and repeated shipments of previously released titles remained favorable. As a result, net revenues, ordinary income and net income are expected to surpass our previous forecasts for fiscal 2005, and the Company revised its earnings forecasts upwards as shown above.

3. Cash paid due to merger

The Company announced that Konami would pay 39.5 yen per share of the Company due to merger. However, we changed the amount from 39.5 yen to 82.00 yen per share of the Company after consultation within the subject companies. The amount of cash paid may be finally decided due to the financial results fixed in the end of April, 2005 and it is computed based on the figures of 50% of net income less interim dividend.

Cautionary Statement with Respect to Forward-Looking Statements:

Statements made in this press release with respect to the Company’s current plans, estimates, strategies and beliefs, including the above forecasts regarding the Company’s earnings and dividend for fiscal 2005 are forward-looking statements about the future performance of the Company. These statements are based on management’s assumptions and beliefs in light of information currently available to it and, therefore, you should not place undue reliance on them. A number of important factors could cause actual results to be materially different from and worse than those discussed in forward-looking statements. Such factors include, but are not limited to: (i) changes in economic conditions affecting our operations; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar and the Euro; (iii) our ability to continue to win acceptance of our products, which are offered in highly competitive markets characterized by the continuous introduction of new products, rapid developments in technology and subjective and changing consumer preferences; (iv) our ability to successfully expand internationally with a focus on our video game software business; (v) regulatory developments and changes and our ability to respond and adapt to those changes; and (vi) the outcome of contingencies.

FOR IMMEDIATE RELEASE

March 18, 2005

KONAMI CORPORATION

2-4-1 Marunouchi Chiyoda-ku Tokyo, Japan

Kagemasa Kozuki

Chairman of the Board and CEO

Ticker 9766 at TSE1

Contact: Noriaki Yamaguchi

Executive Vice President and CFO

Tel: +81-3-5220-0573

Revised Forecasts of Japanese GAAP Earnings

for the Year Ending March 31, 2005

(Konami Computer Entertainment Japan, Inc.)

Konami Corporation hereby announces that its subsidiary, Konami Computer Entertainment Japan, Inc. (the “Company”) revised its Japanese GAAP earnings and year-end dividend (cash paid due to merger) forecasts for the fiscal year ending March 31, 2005 (“fiscal 2005”), which were originally released in its Non-Consolidated Financial Results for the Year Ended March 31, 2004 on May 12, 2004.

1. Revised earnings forecasts for fiscal 2005 (from April 1, 2004 to March 31, 2005)

	(Millions of yen)

	Net Revenues	Ordinary Income	Net Income
Previous forecasts (A)	10,500	2,900	1,700
Revised forecasts (B)	11,000	4,000	2,400
Change (B)-(A)	500	1,100	700
Change (Percentage)	4.8%	37.9%	41.2%
Financial results for the fiscal year ended March 31, 2004	8,581	2,566	1,453

2. Reasons for the revision

During fiscal 2005, sales of METAL GEAR SOLID 3 SNAKE EATER, the latest title of the METAL GEAR SOLID series released all over the world and the Yu-Gi-Oh! series which are still popular in North America and Europe remained favorable. In addition, we also concentrated on new characters such as Maho Sensei Negima and NANA and enforced the products line-up. We tried to complete production management and to reduce the production cost to improve each title’s profitability. As a result, net revenues, ordinary income and net income are expected to surpass our previous forecasts for fiscal 2005, and the Company revised its earnings forecasts upwards as shown above.

3. Cash paid due to merger

The Company announced that Konam would pay 31 yen per share of the Company due to merger. However, we changed the amount from 31 yen to 54 yen per share of the Company after consultation within the subject companies. The amount of cash paid may be finally decided due to the financial results fixed in the end of April, 2005 and it is computed based on the figures of 50% of net income less interim dividend

Cautionary Statement with Respect to Forward-Looking Statements:

Statements made in this press release with respect to the Company’s current plans, estimates, strategies and beliefs, including the above forecasts regarding the Company’s earnings and dividend for fiscal 2005 are forward-looking statements about the future performance of the Company. These statements are based on management’s assumptions and beliefs in light of information currently available to it and, therefore, you should not place undue reliance on them. A number of important factors could cause actual results to be materially different from and worse than those discussed in forward-looking statements. Such factors include, but are not limited to: (i) changes in economic conditions affecting our operations; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar and the Euro; (iii) our ability to continue to win acceptance of our products, which are offered in highly competitive markets characterized by the continuous introduction of new products, rapid developments in technology and subjective and changing consumer preferences; (iv) our ability to successfully expand internationally with a focus on our video game software business; (v) regulatory developments and changes and our ability to respond and adapt to those changes; and (vi) the outcome of contingencies.

FOR IMMEDIATE RELEASE

March 18, 2005

KONAMI CORPORATION

2-4-1 Marunouchi Chiyoda-ku Tokyo, Japan

Kagemasa Kozuki

Chairman of the Board and CEO

Ticker 9766 at TSE1

Contact: Noriaki Yamaguchi

Executive Vice President and CFO

Tel: +81-3-5220-0573

Revised Forecasts of Japanese GAAP Earnings

for the Year Ending March 31, 2005

(Konami Computer Entertainment Studios, Inc.)

Konami Corporation hereby announces that its subsidiary, Konami Computer Entertainment Studios, Inc. (the “Company”) revised its Japanese GAAP earnings forecasts for the fiscal year ending March 31, 2005 (“fiscal 2005”), which were originally released in its Summary of Unconsolidated Results for the Six Months Ended September 30, 2004 on November 9, 2004.

1. Revised earnings forecasts for fiscal 2005 (from April 1, 2004 to March 31, 2005)

	(Millions of yen)

	Net Revenues	Ordinary Income	Net Income
Previous forecasts (A)	10,790	1,036	448
Revised forecasts (B)	8,147	143	2
Change (B)-(A)	(2,643)	(893)	(446)
Change (Percentage)	(24.5)%	(86.2)%	(99.6)%
Financial results for the fiscal year ended March 31, 2004	9,549	941	448

2. Reasons for the revision

During fiscal 2005, sales of the animation series such as the TEENAGE MUTANT NINJA TURTLES series, KOROKKE! for Game Boy Advance and WAGAMAMA FAIRY MIRUMO DE PON! for Game Boy Advance remained at a low level and we changed the release date of PROYAKYU SPIRITS 2 from March to the beginning of April to improve the quality of the content. As a result, net revenues, ordinary income and net income are expected to underrun our previous forecasts for fiscal 2005, and the Company revised its earnings forecasts downwards as shown above.

3. Cash paid due to merger

The Company announced that Konami would pay 8 yen per share of the Company due to merger. However, we decided we would not pay any amount for exchange share after consultation within the subject companies. The amount of cash paid may be finally decided due to the financial results fixed in the end of April, 2005 and it is computed based on the figures of 50 % of net income less interim dividend.

Cautionary Statement with Respect to Forward-Looking Statements:

Statements made in this press release with respect to the Company’s current plans, estimates, strategies and beliefs, including the above forecasts regarding the Company’s earnings and dividend for fiscal 2005 are forward-looking statements about the future performance of the Company. These statements are based on management’s assumptions and beliefs in light of information currently available to it and, therefore, you should not place undue reliance on them. A number of important factors could cause actual results to be materially different from and worse than those discussed in forward-looking statements. Such factors include, but are not limited to: (i) changes in economic conditions affecting our operations; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar and the Euro; (iii) our ability to continue to win acceptance of our products, which are offered in highly competitive markets characterized by the continuous introduction of new products, rapid developments in technology and subjective and changing consumer preferences; (iv) our ability to successfully expand internationally with a focus on our video game software business; (v) regulatory developments and changes and our ability to respond and adapt to those changes; and (vi) the outcome of contingencies.